UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share** American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu 18th Floor, Xueyuan International Tower 1 Zhichun Road Haidian District Beijing 100083, China Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing 4 ordinary shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104

1.	Names of Reporting Persons. Zhengdong Zhu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 73,574,433[1]
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 73,574,433[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,574,433[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.2%[2]
14.	Type of Reporting Person (See Instructions) IN

[1]

Includes (i) 27,057,633 ordinary shares held by Champion Shine Trading Limited, a company wholly owned by Zhengdong Zhu; (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 20,000 ordinary shares held by Baohong Yin, and (iv) 100,000 ordinary shares issuable upon exercise of currently exercisable options held by Baohong Yin.

Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin as well as the ordinary shares issuable upon exercise of options held Baohong Yin. Zhengdong Zhu disclaims beneficial ownership of the 20,000 ordinary shares held by Baohong Yin and the 100,000 ordinary shares issuable upon exercise of currently exercisable options held by Baohong Yin, in each case except to the extent of his pecuniary interest.

[2]	Based on 135,565,361 outstanding ordinary shares as of December 9, 2011.

CUSIP No. 16944W104

1.	Names of Reporting Persons. [Please create a separate cover sheet for each entity]. Baohong Yin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 73,574,433[3]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 73,574,433[3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,574,433[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.2%[4]
14.	Type of Reporting Person (See Instructions) IN

[3]

Includes (i) 27,057,633 ordinary shares held by Champion Shine Trading Limited, a company wholly owned by Zhengdong Zhu; (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 20,000 ordinary shares held by Baohong Yin, and (iv) 100,000 ordinary shares issuable upon exercise of currently exercisable options held by Baohong Yin.

Baohong Yin and Zhengdong Zhu are husband and wife. Baohong Yin may therefore be deemed to share the voting and dispositive power over ordinary shares held by Champion Shine Trading Limited, Champion Education Holdings Limited and Zhengdong Zhu. Baohong Yin disclaims beneficial ownership of the 27,057,633 ordinary shares held by Champion Shine Trading Limited and 46,396,800 ordinary shares held by Champion Education Holdings Limited, in each case except to the extent of her pecuniary interest.

[4]	Based on 135,565,361 outstanding ordinary shares as of December 9, 2011.

CUSIP No. 16944W104

1.	Names of Reporting Persons. [Please create a separate cover sheet for each entity]. Champion Shine Trading Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,057,633[5]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,057,633[5]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,057,633[5]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.0%[6]
14.	Type of Reporting Person (See Instructions) CO

[5]

Includes 27,057,633 ordinary shares held by Champion Shine Trading Limited. Champion Shine Trading Limited, as a company wholly owned by Zhengdong Zhu, may be deemed to share the voting and dispositive power over such 27,057,633 ordinary shares of the Issuer

[6]	Based on 135,565,361 outstanding ordinary shares as of December 9, 2011.

CUSIP No. 16944W104

1.	Names of Reporting Persons. [Please create a separate cover sheet for each entity]. Champion Education Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,396,800[7]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,396,800[7]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,396,800[7]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%[8]
14.	Type of Reporting Person (See Instructions) CO

[7]

Includes 46,396,800 ordinary shares held by Champion Education Holdings Limited. Champion Education Holdings Limited, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest, may be deemed to share the voting and dispositive power over such 46,396,800 ordinary shares of the Issuer.

[8]	Based on 135,565,361 outstanding ordinary shares as of December 9, 2011.

Item 1.	Security and Issuer

This statement relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADS” and, together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”). The Issuer’s address and principal executive office is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, People’s Republic of China.

Item 2.	Identity and Background

(a)	This statement is being filed on behalf of each of (i) Zhengdong Zhu, a citizen of the People’s Republic of China; (ii) Baohong Yin, a citizen of the People’s Republic of China; (iii) Champion Shine Trading Limited (“CST”), a British Virgin Islands company; and (iv) Champion Education Holdings Limited (“CEH”), a British Virgin Islands company (each a “Reporting Person” or collectively, “Reporting Persons”).

(b)	Zhengdong Zhu’s and Baohong Yin’s principal business addresses are the same as the Issuer’s. The principal office of the CST is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. The principal office of the CEH is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c)	Zhengdong Zhu is the sole shareholder, executive officer, and director of CST. Zhengdong Zhu and Baohong Yin hold 80% and 20%, respectively, of the equity interest in CEH. Zhengdong Zhu and Baohong Yin are the sole shareholders, executive officers, and directors of CEH. Zhengdong Zhu’s principal occupation is serving as the Chairman and Chief Executive Officer of the Issuer. Baohong Yin’s principal occupation is serving as the Deputy Chairman of the Issuer. The principal business of CST and CEH is the acquiring, holding, managing, supervising and disposing of investments for Zhengdong Zhu and Baohong Yin.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See paragraph (a) above for the citizenship of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons have reported their prior ownership of equity securities of the Issuer on Schedule 13G pursuant to Rule 13d-1(d). However, as of December 8, 2011, the Reporting Persons acquired more than two percent of the number of outstanding Shares of the Issuer within the preceding 12 months and therefore are required to file this Schedule 13D reporting such acquisition.

Under the terms of the Securities Purchase Agreement (the “Purchase Agreement”) by and among CST and CEH (collectively, the “Purchasers”), on the one hand, and Bertelsmann Asia Investment AG (“BAI”), on the other, dated October 26, 2011, BAI sold to CST 16,268,523 Shares, of which 1,750,000 Ordinary Shares are represented by 437,500 ADSs, for US$28,917,300. The purchase of the all the Shares except the ADS was completed on December 8, 2011 and the purchase of the ADSs was completed on December 9. This purchase was funded by an interest-free promissory note (the “Note”) in the amount of US$28,917,300 issued by the Purchasers to BAI on October 26, 2011. The Note matures on November 29, 2014. As collateral for the Note, CST and CEH have pledged 2,408,769 and 46,396,800 of their Ordinary Shares, respectively, or 48,805,569 in total, pursuant to the Deed of Share Charge by and among CST and CEH, on the one hand, and BAI, on the other, dated October 26, 2011.

Item 4.	Purpose of Transaction

Each of the Reporting Persons acquired the Shares in the ordinary course of their business pursuant to their investment objectives. With the transaction described above in Item 3, the Reporting Persons own more than 50% of the Company, which provides them with majority control.

Apart from the foregoing, the Reporting Persons have no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Zhengdong Zhu and Baohong Yin may be deemed to have beneficial ownership of an aggregate of 73,574,433 Shares. Such Shares represented approximately 54.2% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). CST and CEH may be deemed to have beneficial ownership of an aggregate of 27,057,633 and 46,396,800 Shares, respectively. Such Shares represent approximately 20.0% and 34.2%, respectively, of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

(b) Zhengdong Zhu and Baohong Yin may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 73,574,433 Shares. CST and CEH may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 27,057,633 and 46,396,800 Shares, respectively.

(c) During the past 60 days, CST purchased the following 16,268,523 Shares through the transaction described above in Item 3. Other than as described herein, none of the Reporting Persons entered into any transaction involving the securities that are the subject of this Schedule 13D in the past sixty days.

(d) To the knowledge of each of the Reporting Persons, other than as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As the transaction described in Item 3 above was secured by a pledge of 2,408,769 and 46,396,800 Ordinary Shares from CST and CEH, respectively, to BAI, a default on CST and CEH’s obligation to pay for the 16,268,523 Shares purchased would give BAI voting power over such securities.

Except as set forth above, each of the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Securities Purchase Agreement, dated as of October 26, 2011, by and among CST, CEH and BAI.

2	Promissory Note, dated as of October 26, 2011, issued by CST and CEH.

3	Deed of Share Charge, dated as of October 26, 2011, by and among CST, CEH and BAI.

4	Side Letter Addressed to BAI from Zhengdong Zhu and Baohong Yin, dated as of October 26, 2011.

5	Joint Filing Agreement, dated as of December 13, 2011, by and among Zhengdong Zhu, Baohong Yin, CST, and CEH.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2011	Zhengdong Zhu

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu

Baohong Yin

	By:	/s/ Baohong Yin
	Name:	Baohong Yin

Champion Shine Trading Limited

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Sole Director

Champion Education Holdings Limited

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Director